AMENDMENT NO. 6

Reporting Person


                           SCHEDULE 13G

Filed By:      Harleysville National Bank, Trust Department

With:          Securities and Exchange Commission
               Washington, D.C.   20594

Calendar Year Covered:          1997


Item 1(a) Name of Issuer:
          Harleysville National Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:
          P.O. Box 195
          483 Main Street
          Harleysville, PA 19438

Item 2(a) Name of Person Filing:
          Harleysville National Bank, Trust Department

Item 2(b) Address of Principal Business Office or, if none,
          Residence:
          P.O. Box 195
          483 Main Street
          Harleysville, PA   19438
Item 2(c) Citizenship:
          U.S.A.  (Reporting Person is the Trust
          Department of a Nationally Chartered Banking
          Association)

Item 2(d) Title of Class of Securities:
          Common Stock, par value $1.00 per share

Item 2(e) CUSIP Number:  412 850 109
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
      (a) Broker or Dealer registered under Section 15 of the Act.
      (b) X Bank as defined in section 3(a)(6) of the Act.
      (c) Insurance Company as defined in section 3(a)(19) of the Act.
      (d) Investment Company registered under section 8 of the Investment Company Act.
      (e)   Investment adviser registered under section 203
            of the Investment Advisers Act of 1940.
      (f)   Employee benefit plan, pension fund which is
            subject to the provisions of the Employee
            Retirement Income Security Act of 1974 of
            Endowment Fund; see 240.13d-1(b)(1)(ii)(F).
      (g) Parent holding company, in accordance with 240.13d- 1(b)(ii)(G) (Note: See Item 7).
      (h)   Group in accordance with 240.13d-1(b)(1)(ii)(H).

Item 4.   Ownership (as of December 31, 1997).

       If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

      (a)  Amount Beneficially Owned:
           467,638 shares of Common Stock, par value $1.00 per share.

      (b)  Percent of Class:                           6.66%

      (c)  Number of shares as to which such person has:

           (i)    sole power to vote or to direct    467,638
           (ii)   shared power to vote or to direct
                   the vote:                               0
           (iii)  sole power to dispose or to direct the
                   disposition of:                   467,638
           (iv)   shared power to dispose or to direct the
                   disposition of:                         0

Item 5.   Ownership of Five Percent or Less of a Class:

       If this statement is being filed to report the fact
that as of the date hereof the reporting person has ceased
to be the beneficial owner of more than five percent of the
class of securities, check the following [    ].
         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person.

          467,638 shares of the Issuer that are"beneficially owned" by Harleysville National Bank, Trust Department are held in its fiduciary capacity in its nominee name, Harley Co. Harleysville National Bank, Trust Department has sole power to vote or to direct the vote of 467,638 shares of the Issuer and sole power to dispose or to direct the disposition of 467,638 shares of the Issuer.

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not Applicable.

Item 8.  Identification and Classification of Members of the
         Group:

         Not Applicable

Item 9.  Notice of Dissolution of Group:

         Not Applicable

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above where acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                           Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 14, 1997


                       /s/  James W. Hamilton, Sr. Vice President
                            and Trust Officer
                            HARLEYSVILLE NATIONAL BANK